UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68601

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING_____01/01/2025_ AND ENDING_____12/31/2025_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Citco Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Toronto Street, 10th Floor

(No. and Street)

Toronto	Ontario, Canada	M5C 2B8
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Case	+1- 647-260-6555	scase@citcosecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003		34	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Scott Case, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citco Securities Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CEO

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CITCO SECURITIES INC.
(SEC I.D. No. 8-68601)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2025

AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 as a Public Document.



Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Citco Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citco Securities Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2026

We have served as the Company's auditor since 2019.

Citco Securities Inc.

Statement of Financial Condition as at December 31, 2025

(Stated in U.S. Dollars)

	Note		
Assets			
Cash	2.6	291,188	
Other assets	7	31,099	
Trade receivable	2.7	3,389	
Total assets			325,676
Equity and liabilities			
Liabilities			
Accrued expenses and other payables		119,595	
Due to affiliates	4	4,241	
Total liabilities			123,836
Equity			
Share capital	6	1	
Additional paid-in capital	6	3,400,000	
Accumulated deficit		(3,198,161)	
Total equity			201,840
Total equity and liabilities			325,676

See accompanying notes to the financial statement.

Citco Securities Inc.

Notes to the Financial Statement at December 31, 2025

1. General

1.1 Ownership

Citco Securities Inc. (the "Company") was organized on April 28, 2010 as a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's registered office is located in Canada. The Company is also registered as an exempt market dealer with the Ontario Securities Commission ("OSC"). The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) as the Company does not maintain customer accounts and clears all customer transactions on a fully disclosed basis with a clearing firm.

The Company is a wholly owned subsidiary of Citco Financial Products (London) Limited ("Parent"). The ultimate parent company is Citco III Limited, a company incorporated in the Cayman Islands.

1.2 Activities

The Company's activities are assisting clients with administrative activities to invest in certain money market funds generating service fees and acting as an agent for institutional buyers and sellers (collectively "Institutions") by facilitating the purchase and sale of private placement securities on behalf of the Institutions generating transaction fee, on a no recommendations basis through the Citco Fund Net system or its functional equivalent, which may be adopted from time to time; in conjunction therewith, the Company does not act as placement agent for any issuer.

2. Principle accounting policies

2.1 Statement of Compliance

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The U.S. dollar ("USD") is the functional currency of the Company.

2.2 Use of estimates in the preparation of financial statement

The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the year. Actual results could differ materially from those estimates.

Citco Securities Inc.

Notes to the Financial Statement at December 31, 2025

2.3 Foreign currency transactions

Transactions in currencies other than USD are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing at the end of the reporting period

2.4 Taxation

The Company uses the asset and liability method in providing for income taxes on all transactions that have been recognized in the financial statement. The asset and liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net income in the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

The amount of current and deferred taxes is calculated as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years. The Company files its provincial and federal tax returns together.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the position, based on the technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any unrecognized tax benefits as of December 31 2025 and also no interest and penalties were recognized in 2025.

2.5 Fair value of financial assets and liabilities

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. All of the Company's financial assets and liabilities, including cash, trade receivable, other assets, due to affiliates, and accrued expenses and other payables are carried at amounts which approximate fair value due to their short-term nature or imminent maturity.

Citco Securities Inc.

Notes to the Financial Statement at December 31, 2025

2.6 Cash

Cash is comprised of deposit balances held in accounts with third-party banks and an affiliated bank.

	2025
	USD
Bank accounts with third-party banks	282,648
Bank account with affiliated bank	8,540
	291,188

2.7 Trade receivable

Trade receivable consists of an invoice issued for service fee income not yet received as of year-end. It is recognized at amortized cost less any expected credit loss. There was no such credit loss recorded as of December 31, 2025.

2.8 Liquidity

The Company has relied upon capital contributions from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date this financial statement is issued.

2.9 Allowance for credit losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

Certain components of other assets, including accrued income and harmonized sales tax ("HST") receivables, and trade receivable are carried at amortized cost on the statement of financial condition and are in scope for consideration under ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accrued income, HST receivables and trade receivable is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

Citco Securities Inc.

Notes to the Financial Statement at December 31, 2025

2.10   Segment reporting

ASC 280, Segment Reporting, and adopted ASU 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), require the Company to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of services disclosed in Note 1.2. Using the qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment referred to as the brokerage services segment. The Chief Operating Decision Maker ("CODM") is the Company's Chief Executive Officer (CEO) who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results.

The CODM assesses performance for the brokerage services segment and decides how to allocate resources. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of principle accounting policies. The Company's segment assets are the same as those reported in the Company's statements of financial condition.

3. Deferred tax assets

The following table provides details of deferred tax assets and valuation allowances:

	2025
	USD
From Net Operating Losses	846,456
Total deferred tax assets before valuation allowance	846,456
Valuation allowance	(846,456)
Total net deferred tax asset as at December 31,	-
Toal deferred tax liabilities	-
Net deferred tax assets	-

The Company files its tax returns as prescribed by the tax laws of the jurisdiction in which it operates. In the normal course of business, the Company is subject to examination by Canadian tax authority. As of December 31, 2025, the earliest open period subject to examination is 2021.

The Company recognizes a deferred tax asset that is solely related to its cumulative operating losses. The Company does not have any deferred tax liabilities. The Company has net operating loss carry forwards of USD 3,194,172 which are scheduled to expire starting on December 31, 2031. A full valuation allowance has been applied to the related deferred tax asset as it is not likely that the net operating loss carry forwards will be utilized.

Citco Securities Inc.

Notes to the Financial Statement at December 31, 2025

4. Related party transactions

The Company receives services from Citco (Canada) Inc. for the use of premises, from Citco Banking Corporation N.V. for custody related services for its money market activities, and from Citco Bank Canada for custody related services for its money market activities and personnel expenses. The Company also settles its transaction fee with Citco Bank Canada as clients' bank accounts are maintained with Citco Bank Canada. Transactions are made in the normal course of business.

At December 31, 2025, the due to affiliates balance includes the following related party balances:

	2025
	USD
To Citco Bank Canada	3,210
To Citco Banking Corporation N.V.	1,031
	4,241

5. Financial risk management

Risk overview

In its operating environment and daily activities, the Company encounters various risks and constantly strives to mitigate related risks.

The main risks identified by the Company, related to the activities, are:

(a)   Currency risk: the current or prospective risk to earnings and/or capital from adverse movements in foreign exchange rate exposures;

(b)   Credit risk: the current or prospective risk arising from counterparty's failure to meet the terms of any contract with the Company or its failure to perform as agreed.

(c)   Operational risk: the risk of loss resulting from people, inadequate or failed internal processes and systems or from external events.

(d)   Liquidity risk: the risk of an inability to meet payment obligations when they fall due and to replace funds when they are withdrawn.

(e)   Capital adequacy risk: the risk that the capital position is not consistent with the Company's overall risk profile and strategy, and it therefore, holds an inappropriate level of capital against its minimum regulatory capital requirements.

Citco Securities Inc.

Notes to the Financial Statement at December 31, 2025

Currency risk

The Company maintains a Canadian dollar bank account to pay its expenses and has Canadian dollar HST receivables. It does not have any other foreign currency exposure. The Company's revenue is earned in USD, and most professional and regulatory fees are paid in USD. The Company's financial instruments include a USD 8,181 net exposure to the Canadian dollar as at December 31, 2025.

Credit risk

Credit risk is the current or prospective risk to earnings and capital arising from a debtor's failure to meet the terms of any contract with the Company or if a debtor otherwise fails to perform. The Company has little exposure to credit risk. At December 31, 2025, the Company had USD 3,389 of trade receivable and USD 14,952 in other assets subject to credit risk which includes USD 6,479 of HST receivables and USD 8,473 of accrued income.

Operational risk

The Company has an extensive internal control framework and an extensive training program for staff has been introduced to ensure that the operational risk is adequately controlled.

Liquidity risk management

The following table details the Company's remaining contractual maturity for its financial assets and liabilities. The table is based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Company can be required to settle.

The table below summarizes the Company's exposure to liquidity risk:

	Up to 1 month	1-3 months	4-6 months	Total
	USD	USD	USD	USD
As at December 31, 2025:				
Trade receivable	3,389	-	-	3,389
Other assets	8,473	6,479	-	14,952
Cash	291,188	-	-	291,188
Total assets	303,050	6,479		309,529
Due to affiliates	-	4,241	-	4,241
Accrued expenses and other payables	64,386	51,363	3,846	119,595
Total liabilities	64,386	55,604	3,846	123,836

Citco Securities Inc.

Notes to the Financial Statement at December 31, 2025

Capital adequacy risk

The Company is subject to rules and regulations from the SEC, the OSC, and FINRA. It is Company policy to maintain a capital balance in excess of the requirements of the SEC and OSC. Refer to Note 9 for the capital balances required by the U.S. and Canadian regulators.

6. Equity

The Company has one fully paid ordinary share with a par value of USD 1. Fully paid ordinary shares carry one vote per share and carry a right to receive dividends. No dividends were declared or paid during the year ended December 31, 2025. No additional shares were issued during the year ended December 31, 2025.

During the year ended December 31, 2025, the Company received capital contributions totaling USD 100,000 from the Parent which is included in additional paid-in capital on the statement of financial condition.

7. Other assets

Other assets at December 31, 2025 consisted of the following:

	2025
	USD
Prepaid expenses	16,147
Accrued income	8,473
HST receivables	6,479
	31,099

8. Contingencies and other regulatory matters

Legal matters

The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial statement.

Citco Securities Inc.

Notes to the Financial Statement at December 31, 2025

Regulatory matters

The Company operates as a SEC registered securities broker-dealer and FINRA member. Accordingly, the Company is subject to periodic regulatory examinations and inspections.

Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

9. Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this rule, shall not exceed 15.00 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of USD 5,000 and 6.67% of aggregate indebtedness. At December 31, 2025, the Company had net capital of USD 158,475, which is USD 150,219 in excess of the required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.78 to 1 at December 31, 2025.

The OSC also requires completion of Form 31-103F1 Calculation of Excess Working Capital, in which the minimum capital required is CAD 50,000, for a registered exempt market-dealer. At December 31, 2025, the Company had adjusted working capital of CAD 217,669, which is CAD 165,169 in excess of the required minimum net capital and CAD 2,500 deductible under the bonding or insurance policy required under Part 12 of National Instrument 31-103, Registration Requirements, Exemptions and Ongoing Registrant Obligations.

10. Subsequent events

The Company has evaluated subsequent events through February 26, 2026, the date that this financial statement is issued. The Company has determined there were no events or transactions during such period which would require recognition or disclosure in this financial statement.